The Eastern Company
112 Bridge Street, P.O. Box 460
Naugatuck, CT  06770

October 19, 2012

VIA EDGAR

Mr. Rufus Decker
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:           SEC comment letter dated October 4, 2012
           RE:           The Eastern Company
Form 10-K for the Year Ended December 31, 2011
Filed March 12, 2012
Definitive Proxy Statement on Schedule 14A
Filed March 16, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed April 30, 2012
Form 10-Q for the Period Ended June 30, 2012
Filed July 27, 2012
Response dated September 21, 2012
File No. 1-35383

Dear Mr. Decker:

In response to your comment letter dated October 4, 2012 to The Eastern Company (the “Company” or the “Registrant”), we offer the following responses.

SEC:

Form 10-K for the Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results…page 14

Critical Accounting Policies and Estimates, page 17

Goodwill and Other Intangible Assets, page 18

Rufus Decker
October 18, 2012

1.	We note your response to comment three from our letter dated August 2, 2012. Please provide the following:
▪
You indicated that you are moving your evaluation period from the second quarter of your fiscal year to the fourth quarter of your fiscal year. Please tell us the date that you decided to change the date of your annual goodwill testing. We remind you that a change in the annual goodwill impairment testing date is a change in accounting principle. Please tell us what consideration you gave to obtaining a preferability letter from your external auditors. Please note that you are required to file the preferability letter as an exhibit in the first Form 10-Q subsequent to the date of an accounting change. Please advise; and

▪
You also indicated that you adopted ASU 2011-08 effective January 1, 2012. Please tell us whether you completed your qualitative assessment as of June 30, 2012. If so, please tell us separately for each reporting unit, the positive and negative events and circumstances you considered in concluding that it was more likely than not that the fair value of each reporting unit exceeded its carrying value such that the first and second steps of the goodwill impairment test were unnecessary. If you did not complete your qualitative assessment as of June 30, 2012, please tell us why you did not complete the assessment.

Registrant’s response:

The decision to change the company’s annual goodwill testing was made in July of 2012. The company believes that by changing the date to the end of the fiscal year (December 31) it will have more reliable and timely information available for its assessment of impairment. The Company historically had tested impairment of goodwill during the second quarter of its fiscal year.  The  company acknowledges that this change in date  for the “annual goodwill impairment testing for a reporting unit would constitute a change in the method of applying an accounting principle, as discussed in paragraph 7 of Opinion 20” (ASC 250-10-45). The Company is of the opinion that this change in accounting will have no material effect on the consolidated financial statements. The Company intends to disclose this decision in the third quarter 10-Q for the period ended September 29, 2012. The Company will also include as an exhibit in this filing, a letter from guidance under SAB Topic 6.G.2.b. from the independent accountants indicating that this is a change to an alternative principle which in their judgment is preferable under the circumstances (Exhibit A).

The Company has performed a qualitative assessment of impairment of goodwill and other intangible assets at June 30, 2012 (Exhibit B). The Company had not made any changes in structure and operations and there was continued profitability among the reporting segments. This supported   management’s determination of no material impairment at the time.  Since the Company has adopted ASU 2011-08 effective January 1, 2012, it did perform this qualitative assessment as of June 30, 2012 and intends to repeat the analysis at the end of the fiscal year, thus complying with the Commission’s recommended practice of not exceeding 12 months between the original annual impairment testing date and that of the company’s initial new date of December 31, 2012. When the company performs the assessment under the new standard, it will consider for each reporting unit, “positive and negative events and circumstances considered that it is more likely than not that the fair value of each reporting unit exceeded its carrying value”.  Since the company expects this to be the case, the first and second steps of the goodwill impairment test are unnecessary. The Company expects no impairment of goodwill as a result of performing the assessment at year end, which was the case at June 30, 2012.

Rufus Decker
October 18, 2012

SEC:

Results of Operations, page 18

Fiscal 2011 Compared to Fiscal 2010, page 18

2. We note your response to comment four from our letter dated August 2, 2012. We continue to believe that you should quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. Please also ensure that you are explaining the majority of increases or decreases in each line item. Please confirm that you will ensure that you quantify factors impacting your results of operation similar to your proposed disclosure for selling and administrative expenses.

Registrant’s response:

Per your request, we will quantify each factor as in the sample we provided in our letter dated September 21, 2012 relating to selling and administrative expenses.

SEC:

Liquidity and Capital Resources, page 23

General

3. We note your response to comment five from our letter dated August 2, 2012. We continue to believe that disclosing the amount of cash and short-term investments held by your foreign subsidiaries is important to an investors understanding of your liquidity. Notwithstanding the amount of your foreign cash and short-term investments, you should disclose that you would be required to accrue and pay U.S. taxes to repatriate these funds. Your proposed disclosure states, “United States income taxes have been provided on the undistributed earnings of foreign subsidiaries only where necessary because such earnings are intended to be reinvested abroad indefinitely or repatriated only when substantially free of such taxes.” This sentence appears to imply that you are considering whether or not to repatriate cash and short-term investments held by your foreign subsidiaries, which is not consistent with your indefinite reinvestment assertion. Please revise your proposed disclosure accordingly. Please also disclose, if true, that you do not intend to repatriate to the U.S. the cash and short-term investments held by your foreign subsidiaries.

Rufus Decker
October 18, 2012

Registrant’s response:

We note your comment and propose the following revised disclosure:

The following table shows important liquidity measures as of the fiscal year end balance sheet date for each of the preceding three years (in millions):

	2011	2010	2009
Cash and cash equivalents
- Held in the United States	$5.1	$6.9	$11.5
- Held by foreign subsidiary	6.0	5.3	5.2
	11.1	12.2	16.7
Working capital	49.2	48.3	44.3
Net cash provided by operating activities	1.4	9.5	13.3
Change in working capital impact on net cash (used)/provided by operating activities	(9.7)	(0.8)	7.6
Net cash used in investing activities	(3.4)	(4.7)	(2.2)
Net cash provided by/(used in) financing activities	0.8	(9.4)	(3.4)

U.S. income taxes have not been provided on the undistributed earnings of the Company’s foreign subsidiaries except where required under U.S. tax laws.  The Company would be required to accrue and pay United States income taxes to repatriate the funds held by foreign subsidiaries not otherwise provided. The Company intends to reinvest these earnings outside the United States indefinitely.

All cash held by foreign subsidiaries is readily convertible into other currencies, including the U.S. Dollars.

SEC:

4. We note your response to comment seven from our letter dated August 2, 2012. In future filings, please revise your certifications to use the word “report” instead of the description of the corresponding report. Accordingly, please revise your certifications related to your next Form 10-Q and Form 10-K.

Registrant’s response:

All future filings will reflect the revision as requested.

Rufus Decker
October 18, 2012

SEC:

Definitive Proxy Statement on Schedule 14A filed on March 16, 2012

Short Term Incentives – Annual Cash Incentives, page 13

5. We note your response to comment nine in our letter dated August 2, 2012. You state, among other things, that you would be placed at a competitive disadvantage if individual reporting unit information were disclosed. In light of your disclosure that incentive compensation is based “on the combined performance of the [c]ompany’s nine (9) business units,” [emphasis added], please explain why disclosure of performance targets related to the payment of annual cash incentives would otherwise require disclosure of individual reporting unit information. To the extent that you continue to believe that disclosure of performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion, and note that we may have additional comments. Please note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Registrant’s response:

    We note your comment and agree that disclosing the combined performance of the Company’s nine business units would not place the Company at a competitive disadvantage.  Please see our revised disclosure as follows:

The named executive officers are eligible to receive incentive compensation based on the combined performance of the Company’s nine (9) business units with respect to two specific financial goals for each business unit as related to their annual operating plans. 75% of the incentive compensation is determined by the combined business units’ operating earnings performance, and 25% on working capital efficiency. All incentive payments are subject to final approval by the Compensation Committee of the Board of Directors.

Operating earnings are defined as income before income taxes of $8,506,000 and before allocation of corporate charges of $6,874,000.  Corporate charges include but not limited to corporate salaries, incentive compensation, benefits and related payroll charges, corporate governance and compliance, tax and audit expenses, pension and retiree medical expenses.  Working capital is defined as current assets less current liabilities less cash of the combined nine operating units.

During 2011, if the combined business units achieved the annual operating earnings plan of $15,570,000, a target award of 32.85% of base salary would be earned.

A threshold payment of 10% of the target award would be made if the combined business units achieved 84% of the annual operating earnings plan, and a maximum payment of 100% of the target award would be made if the combined business units achieved at least 153% of the annual operating earnings plan.

Rufus Decker
October 18, 2012

If the combined business units achieved a working capital to sales ratio of 27% to 26%, bottom tier, a target award of 10% to 20% of base salary could be earned;  a ratio of 25% to 23%, middle tier, a target award of 25% to 35% of base salary could be earned;  a ratio of 22% to 21%, third tier, a target award of 40% to 50% of base salary could be earned; and a ratio of 20% or less, upper tier, a maximum target award of 100% of base salary could be earned.

During 2011 the named executive officers earned Non-Equity Incentive Plan Compensation based on the following:

A)	Operating earnings achievement of $15,380,000 versus the 2011 plan, the named executive officers earned incentive was 31.30% weighted 75% resulting in a Weighted Achievement on Earnings of 23.48%.

B)
Working capital achievement for 2011, the calculation based on a quarterly weighted average of the operating units was 24.4% of sales.  Based on the operating units working capital achievement the incentive earned was 28.00% weighted 25% resulting in a Weighted Achievement on Working Capital of 7.00%.

Adding the result of the A and B calculations above, 23.48% and 7.00%, respectively, resulted in an earned incentive of 30.48% for 2011.  The following table shows the incentive calculation based on the incentive earned:

	Mr.Leganza	Mr. Sullivan
Base Salary	$575,000	$260,000
Incentive achievement	30.48%	30.48%
Incentive earned	$175,233	$79,236

If you require any additional information, please contact me at The Eastern Company (203) 729- 2255 ext 110.

Sincerely,

/s/John L. Sullivan III
John L. Sullivan III
Vice President and Chief Financial Officer
The Eastern Company

Exhibit A

October 19, 2012

The Eastern Company
112 Bridge Street
Naugatuck, CT

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended September 29, 2012, of the facts relating to the change in the annual goodwill impairment testing date from June 30 to December 29. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of The Eastern Company and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2011. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of The Eastern Company and its consolidated subsidiaries as of any date or for any period subsequent to September 29, 2012.

Yours truly,

/s/ Fiondella Milone & LaSaracina LLP

Glastonbury, Connecticut

Exhibit  B

Memo for file July 2012  Goodwill and Other Intangible Assets ASU 2011-08 effective 1/1/2012
Election to change annual impairment testing date

The Company historically performs its annual assessment for the impairment of goodwill and other intangibles assets at the time of filing the second quarter 10-Q.
The Company adopted  ASU 2011-08 effective 1/1/2012.  In July 2012 the decision was made to change the annual assessment for impairment of goodwill and other intangibles as of its fiscal year end (December 31). The Company believes performing its formal assessment for impairment of goodwill and other intangible assets at the close of its fiscal year will have more reliable and timely information available for its assessment of impairment.

In making this election in change in the method of applying an accounting principle the Company noted there was no material effect on the financial statements in the year 2012.  Based on the Companies qualitative assessment on a reporting unit basis, it is managements conclusion that it is more likely than not that the fair value of the individual reporting units exceeds its carrying value.

In evaluating whether it is more likely than not that the fair value of each reporting units is less than the carrying value the following assessment of factors were made for each operating unit.

For the first half of 2012 the overall economic environment the company operates in showed increased sales by 19% and increased operating profits by 82% as compared to the same period of 2011.  Operating profits were up across all business segments.  For the first half of 2012 The Industrial Hardware Segment sales increased 25% and operating profits increased 106% compared to the same period of 2011.  The Security Products Segment sales increased 6% and operating profits increased 43% compared to the first six months of 2011.  The Metal Products Segment sales increased 29% and operating profits increased by 123% over the comparable period of 2011.

There were neither new competitive entries in the markets we serve nor any adverse legal or regulatory developments which would have an adverse effect on any of the Companies operating units.
There were no significant increase in raw material cost or any disruption if supplies.

There were no changes in key personnel at the operating units which might affect the business or markets we operate.

Within the Industrial Hardware Segment The Company did note that one key customer (Smart Technologies) temporarily postponed production of their electronic white boards products causing this operating unit to idle it production line during the first half of 2012.   Production is to resume in the second half of 2012 once excess inventory is consumed.   There was no adverse effect on the operating unit as the result of this event.

Within the Security Products Segment one customer (Electrolux) elected to remove itself from the commercial laundry industry during the first half of 2012.  The Company was well aware of this exit strategy and anticipates our other customers will see an increase in their market share.  There was no adverse effect on the operating unit as the result of this event.